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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fund Investors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

510 E. High Street
(No. and Street)

Ebensburg	PA	15931
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Long	(814) 472-9317	plong@fundinvestorsinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Evans Mehlhorn & Miller PC
(Name – if individual, state last, first, and middle name)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Patrick Long, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fund Investors, Inc., as of 12/31, 23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania
County of Cambria

Commonwealth of Pennsylvania - Notary Seal
Jessica L. Brothers, Notary Public
Cambria County
My commission expires December 19, 2026
Commission number 1343540
Member, Pennsylvania Association of Notaries

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist. No material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

No material differences exist in regards to (o) above

FUND INVESTORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2023

FUND INVESTORS, INC.
TABLE OF CONTENTS

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Fund Investors, Inc.
Ebensburg, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fund Investors, Inc. (a Pennsylvania corporation) as of December 31, 2023, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fund Investors, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fund Investors, Inc.'s management. Our responsibility is to express an opinion on Fund Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fund Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Fund Investors, Inc.'s financial statements. The supplemental information is the responsibility of Fund Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn + Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as Fund Investors, Inc.'s auditor since 2014

Bridgeville, Pennsylvania

February 12, 2024

FUND INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

		2023
ASSETS		
Current Assets		
Cash and cash equivalents	$	14,653
Accounts receivable		30,597
Securities owned, at estimated fair value		52,326
Prepaid expenses		1,781
Total Current Assets		99,357
Equipment, net of accumulated depreciation of $5,890		-
Operating lease right of use asset, net of accumulated lease cost of $20,645		26,496
Total Assets	$	125,853
LIABILITIES		
Current Liabilities		
Commissions payable		16,602
Short-term lease liability	$	4,784
Total Current Liabilities		21,386
Deferred income tax liability		14,165
Long-term lease liability		21,712
Total Liabilities		57,263
Shareholder's Equity		
Common stock - $10 par value, 100,000 shares authorized, 600 shares issued and outstanding		6,000
Retained earnings		62,590
Total Shareholder's Equity		68,590
Total Liabilities and Shareholder's Equity	$	125,853

See accompanying notes.

FUND INVESTORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

		2023
Revenues		
Commissions	$	359,179
Dividend income		576
Unrealized gain on investments		(2,889)
Total Revenues		356,866
Expenses		
Payroll		81,100
Payroll taxes and benefits		53,471
Commissions		200,130
Operating Lease Cost		6,000
Office		415
Dues, licenses and fees		16,302
Total Expenses		357,418
Income Before Provision for Income Taxes		(552)
Provision (Benefit) for Income Taxes		
Current provision (benefit)		-
Deferred provision (benefit)		(834)
Total Provision (Benefit) for Income Taxes		(834)
Net Income	$	282

See accompanying notes.

FUND INVESTORS, INC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance - Beginning of Year	6,000	62,308	68,308
Net income (loss)	-	282	282
Balance - End of Year	$ 6,000	$ 62,590	$ 68,590

See accompanying notes.

FUND INVESTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

		2023
Cash Flows from Operating Activities:		
Net Income	$	282
Adjustments to reconcile net income to cash provided by operating activities:		
Change in assets and liabilities:		
Accounts receivable		(5,659)
Prepaid expenses		414
Accounts payable		2,914
Unrealized gain on securities (net of deferred taxes)		2,055
Total adjustments		(276)
Net Cash Used in Operating Activities		6
Net Increase in Cash and Cash Equivalents		6
Cash and Cash Equivalents - Beginning of Year		14,647
Cash and Cash Equivalents - End of Year	$	14,653
Cash paid during the year for:		
Income Taxes	$	-
Interest	$	-

See accompanying notes.

FUND INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

1. ORGANIZATION AND NATURE OF BUSINESS

Fund Investors, Inc. (the Company) is a non-clearing broker dealer registered with the Financial Industry Regulatory Authority (FINRA). It is a Pennsylvania corporation engaged in the sale of mutual funds shares. The Company does not hold customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting which generally records items under historical costs and sometimes requires the use of estimates and assumptions. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a

similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) and prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. The Company reports in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available values are carried at cost. The change in unrealized gains and losses are reported in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

Accounts Receivable

Accounts receivable represent commissions earned, maintenance fees accrued and regulatory fees due from registered representatives. No allowance has been provided based on historical collection results and management's judgment of collectability. Receivables from contracts with customers amounted to $30,597 and $24,938 at December 31, 2023 and 2022 respectively.

Income Taxes

Current expense represents the estimated tax obligation per the income tax return, and deferred expense represents the change in the estimated future tax effects of temporary differences and carry forwards. Deferred tax assets and liabilities are computed by applying enacted income tax rates to the expected reversals of temporary differences between financial reporting and income tax reporting, and by considering carry forwards for operating losses and tax credits. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation

Computers and equipment are recorded at cost and depreciated over their estimated useful lives of three to five years on a straight-line basis for financial statement purposes.

Statement of Cash Flows

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are

satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon investor's exit from the fund (that is, contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to the performance obligations that have been satisfied in prior periods.

Disaggregated Revenue From Contracts with Customers

		2023
Revenue from contracts with customers		
Commissions		
Brokerage commissions	$	29,817
Distribution fees		329,362
Total commission revenue		359,179
Total revenue from contracts with customers	$	359,179

4. MARKETABLE SECURITIES

At December 31, 2023, marketable securities are classified by the company as "available for sale" and consist of:

		2023
Marketable Securities, at cost	$	3,300
Unrealized gains – prior year		51,915
Unrealized gains – current year		(2,889)
Total marketable securities	$	52,326

The unrealized gains are reported in earnings. The marketable securities are included in current assets on the statement of financial condition.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than the quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the

determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurement

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follow.

Common Stocks

The fair values of common stocks are based on the closing price reported in the active market where the individual securities are traded, when available.

The following tables present the Company's fair value hierarchy for those assets that are measured at fair value on a recurring basis at December 31, 2023:

	Fair Value	Level 1	Level 2	Level 3
December 31, 2023				
NASDAQ common stock	$ 52,326	$ 52,326	$ -	$ -
Total	$ 52,326	$ 52,326	$ -	$ -

6. CAPITAL STOCK:

The authorized, issued, and outstanding shares of capital stock at December 31, 2023, were as follows:

Common Stock	Preferred Stock
$10 par value	$10 par value
100,000 shares authorized	100,000 shares authorized
600 shares issued and outstanding	No shares issued

7. **SEC RULE 15c3-3 EXEMPTION**

Fund Investors, Inc.'s transactions are limited to the sale and redemption of registered investment company shares. In addition, the Company promptly transmits all funds received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company claims exemption k(1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relation to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

8. **PENSION PLAN**

The Company has a qualified, non-contributory defined contribution profit sharing plan. Contributions to this plan are discretionary and are determined annually by the Board of Directors. Employees are immediately vested in all contributions made on their behalf. The pension expense for the year ended December 31, 2023 is $35,411.

9. **INCOME TAXES**

The provision for federal and state income taxes for the year ended December 31, 2023 consists of the following:

	2023
Current payable	$ -
Tax benefit of net operating loss carry forward	-
Deferred Income taxes	(834)
Total Provision (Benefit) for Income Taxes	$ (834)

The Company's deferred tax assets and deferred tax liabilities at December 31, 2023 are as follows:

	2023
Total deferred tax (liability)	$ (14,165)

At December 31, 2023 the Company has a net operating loss carry forward for federal and state income tax purposes of approximately $1,610 and $2,424, respectively, and is readily available to reduce taxable income, if any, in subsequent years. The company estimates that the entire amount of both of these net operating loss carry forwards will be utilized prior to expiration. Deferred taxes are a result of unrealized gain on marketable securities and value of the net operating loss carry forward.

With certain exceptions, the federal and state income tax returns of the Company for 2020, 2021, and 2022 are subject to examination by the IRS, generally for three years after they were filed.

10. LIABILITIES AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities at December 31, 2023, or any time during the year then ended.

11. FOCUS REPORT

There are no material differences in net capital as reported on Fund Investors, Inc.'s 2023 Focus Report and the accompanying financial statements.

12. OPERATING LEASE

The Company has obligations as a lessee for office space with initial noncancellable terms of less than one year. However, the Company is reasonably certain to exercise renewal options in excess of one year. As such, the Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments.

For the year ended December 31, 2023, lease cost is comprised of $6,000 of operating cost.

Amounts reported on the balance sheet as of December 31, 2023 were as follows:

Operating lease ROU asset	$	26,496
Operating lease liability, short term	$	4,784
Operating lease liability, long term	$	21,712
	$	26,496

Other information related to the lease as of December 31, 2023 is as follows:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of the lease liability:	
Operating cash flow from operating lease	$ 6,000
Reductions to the ROU asset resulting from a reduction to the lease obligation:	
Operating lease	$ 4,551
Remaining operating lease term:	5 years
Operating lease discount rate:	5 %

Amounts disclosed for the ROU asset obtained in exchange for a lease obligation and reductions to the ROU asset resulting from a reduction to the lease obligation include amounts added to or reduced from the carrying amount of the ROU asset resulting from new leases, lease modifications or reassessments.

Maturities of the lease liability under noncancellable operating leases as of December 31, 2023 are as follows:

2024	$	6,000
2025		6,000
2026		6,000
2027		6,000
2028		6,000
Total undiscounted lease payments		30,000
Less imputed interest		(3,504)
Total lease liabilities	$	26,496

13. RELATED PARTY TRANSACTIONS

Patrick Long, the sole shareholder of Fund Investors, Inc. is also a shareholder of another non-affiliated corporation. While not affiliated, they are operating under the common paymaster rules. As such, employees common to both corporations are subject to one limit for payroll tax liability calculations. Additionally, the Company has adopted the same pension plan as the common paymaster corporation.

All payroll expenses and related costs are paid out of Long, Mulhearn & Criste P.C. Fund Investors, Inc. reimburses the common paymaster corporation for its share of all such costs. Amounts reimbursed totaled $289,544 for the year ended December 31, 2023.

Patrick Long is also a member of EML, LLC, the lessor of the Company's office space.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for the year ended December 31, 2023. The Company's net capital as defined by SEC Rule 15c3-1 was $24,875, which is in excess of the minimum net capital required for the year end December 31, 2023. The Company's net capital ratio was 1.24 to 1 for the year ended December 31, 2023.

15. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in the sale of mutual fund shares for which it receives commissions. Future income of the corporation is dependent upon the fee structure as approved by the various fund families with which the Company maintains sales agreements.

16. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 12, 2024, which is the date that financial statements were available to be issued.

FUND INVESTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

	2023
Net Capital:	
Total Stockholder's Equity	$68,590
Stockholder's Equity Not Allowable For Net Capital	0
Stockholder's Equity Qualified for Net Capital	68,590
Deductions:	
Nonallowable Assets:	
Office Equipment, Net	0
Other Assets	32,378
	32,378
Net Capital Before Haircuts on Securities Position	36,212
Haircuts on Securities	11,337
Net Capital	$24,875
Aggregate Indebtedness:	
Accounts Payable	$16,602
Accrued Taxes	0
Deferred Income Tax Liability	$14,165
Lease Liability	0
Total Aggregate Indebtedness	$30,767
Computation of Basic Net Capital Requirement:	
Minimum Capital Required	$5,000
Excess Net Capital	$19,875
Ratio: Aggregate Indebtedness to Net Capital	1.24 to 1

There are no material differences in net capital as reported on Fund Investors, Inc's 2023 Focus Report and the accompanying financial statements

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm - Review of Exemption Report

Board of Directors and Stockholders
Fund Investors, Inc.
Ebensburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fund Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fund Investors, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(1) - (exemption provisions) and (2) Fund Investors, Inc. stated that Fund Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fund Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fund Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 12, 2024

FUND INVESTORS, INC.
Since 1987
contact@fundinvestorsinc.com

510 E. High Street
Ebensburg, PA 15931

Phone: 814.472.9317
Fax: 814.472.8200

Fund Investors, Inc's Exemption Report

Fund Investors, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):1

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fund Investors, Inc

I, Patrick E Long, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Patrick E Long
Title: President

January 2, 2024